August 21, 2006

Via Facsimile ((650) 833-2001) and U.S. Mail

Diane Holt Frankle, Esq.
DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, CA  94303

Re:	Electronic Arts, Inc.
	Schedules TO-C filed June 30, and July 13 and 31, 2006
	Schedule TO-I filed August 16, 2006
	SEC File No. 005-40740

Dear Ms. Holt Frankle:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Item 10.  Financial Statements
1. Please provide us your brief legal analysis for your conclusion that the pro forma financial statements required by Item 10 of Schedule TO are not required to be disclosed.




Offer to Exchange

Cover page
2. Please tell us your basis for including in this cover page the legend that states the offer document constitutes part of a Section
10(a) prospectus relating to your equity incentive plan.

Section 6.  Acceptance of Options for Exchange, page 28
3. Refer to the fourth paragraph in this section where you state that you will send award agreements to tendering security holders "as promptly as practicable." Please revise your disclosure to comply with the requirements of Rule 13e-4(f)(5), which requires the payment of consideration offered to be effected "promptly."

Section 8.  Price Range of Our Common Stock, page 31
4. Please correct the dates in the table included in this section.

Section 11.  Interests of Directors and Officers, page 39
5. Please tell us why you need to qualify your disclosure in the second and third paragraphs "to your knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Section 16. Extension of Offer, page 43
6. We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as an ongoing right that may be asserted "at any time and from time to time" suggests that conditions to the offer may be raised or asserted after expiration of the offer.
Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the first paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Section 20.  Forward-Looking Statements, page 45
7. Your disclosure indicates that reports filed with the Commission contain forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise to delete the reference to that Act.
8. We note your statement in the last sentence of the first paragraph that you "assume no obligation and [do] not intend to update" any forward-looking statements. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.
Please
revise.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions
Diane Holt Frankle, Esq.
DLA Piper Rudnick Gray Cary US LLP
August 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE